Filed pursuant to Rule 433
Registration No. 333-282058
December 3, 2024
PRICING TERM SHEET

Issuer:	Public Service Company of Oklahoma
Expected Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. BBB+ (negative) by S&P Global Ratings, a division of S&P Global Inc. A- (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series M, due 2035
Principal Amount:	$600,000,000
Maturity:	January 15, 2035
Coupon:	5.20%
Interest Payment Dates:	January 15 and July 15
First Interest Payment Date:	July 15, 2025
Day Count Convention	30/360
Treasury Benchmark:	4.250% due November 15, 2034
Treasury Yield:	4.201%
Reoffer Spread:	T+100 basis points
Yield to Maturity:	5.201%
Price to Public:	99.983% of the principal amount thereof
Transaction Date:	December 3, 2024
Settlement Date:	December 5, 2024 (T+2)
Redemption Terms:
Make-whole call:	Prior to October 15, 2034 at a discount rate of the Treasury Rate plus 15 basis points
Par call:	On or after October 15, 2034 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	744533 BR0/US744533BR07
Joint Book-Running Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. Credit Agricole Securities (USA) Inc. Wells Fargo Securities, LLC
Co-Managers:	Fifth Third Securities, Inc. Huntington Securities, Inc. C.L. King & Associates, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp. toll-free at (888) 200-0266, CIBC World Markets Corp. toll-free at (800) 282-0822, Credit Agricole Securities (USA) Inc. toll-free at (866) 807-6030 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.